Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three Months Ended October 31

	2006	2005

Net income available to stockholders (numerator)	$1,647	$1,028

Shares Calculation (denominator)
Average shares outstanding – Basic Common	4,852	5,002
Average shares outstanding – Basic Class B Common	1,804	1,822
Effect of Dilutive Securities:
Potential Common Stock relating to stock options	257	440

Average shares outstanding – Assuming dilution	6,913	7,264

Net Income Per Share:
Basic Common	$0.27	$0.16

Net Income Per Share:
Basic Class B Common	$0.20	$0.12

Diluted	$0.24	$0.14